UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b) 1

ORRSTOWN FINANCIAL SERVICES, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

687380105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687380105 SCHEDULE 13G

1)	Name and I.R.S. Identification No. of Reporting Person: Orrstown Financial Services Tax Id # 23-2530374
2)	Check the Appropriate Box if a Member of a Group: (A) ☐ (B) ☐
3)	SEC Use Only
4)	Citizenship of Place of Organization Shippensburg, Pennsylvania 17257

Number of Shares Beneficially Owned by Each Reporting Person With:	5) Sole Voting Power 0 6) Shared Voting Power 0 7) Sole Dispositive Power 0 8) Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 546,899
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9): 5.80%
12)	Type of Reporting Person: BANK

Item 1.	(a)	Name of Issuer: Orrstown Financial Services, Inc.

	(b)	Address: 77 East King Street P.O. Box 250 Shippensburg, PA 17257

Item 2.	(a)	Name of Person Filing: Orrstown Financial Services, Inc.

	(b)	Address: 77 East King Street P.O. Box 250 Shippensburg, PA 17257

	(c)	N/A

	(d)	Common stock

	(e)	687380105

Item 3.	Bank

Item 4.	Amount Beneficially owned: 546,899 shares of common stock

Percent of class: 5.80%

Item 5.		N/A

Item 6.		N/A

Item 7.		N/A

Item 8.		N/A

Item 9.		N/A

Item 10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Orrstown Bank

Dated: February 4, 2019	By:	/s/ Jeffrey Dentler
Jeffrey Dentler
VP Fiduciary Services Manager